UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Republic Airways Holdings, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

760276105

(CUSIP Number)

Ricardo Mosquera, 1330 Avenue of the Americas, Sixth Floor New York, NY  10019 (P) 212-356-6137

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒   Rule 13d-1(b)

☐   Rule 13d-1(c)

☐   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 7 Pages

Exhibit Index: Page 6

CUSIP No. 760276105	13G	Page 2 of 7 Pages

Item 1.

(a)	Name of Issuer

Republic Airways Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices

8909 Purdue Road, Suite 300 Indianapolis, IN 46268

Item 2.

(a)	Name of Person Filing

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the following persons (collectively, the “Reporting Persons”) hereby file this Schedule 13G Statement to report the shares of Common Stock held on behalf of Axar Master Fund, Ltd., a Cayman Islands exempted company: Axar Capital Management, LP a Delaware limited partnership; Axar GP, LLC, a Delaware limited liability company; and Andrew Axelrod). Axar Capital Management, LP serves as investment advisor of Axar Master Fund, Ltd. Axar GP, LLC is the sole general partner of Axar Capital Management, LP. Andrew Axelrod is the sole member of Axar GP, LLC and is the managing partner, portfolio manager and majority control person of Axar Capital Management, LP. In such capacities, the Reporting Persons may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of the shares of Common Stock reported herein. The Reporting Persons are filing this statement jointly, in accordance with Rule 13d-1(k) under the Act. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a “group.”

(b)	Address of the Principal Office or, if none, residence

1330 Avenue of the Americas, Sixth Floor New York, NY  10019

(c)	Citizenship

The natural person listed in Item 2(a) is a citizen of the United States of America.

(d)	Title of Class of Securities

Common Stock, no par value

(e)	CUSIP Number

760276105

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

CUSIP No. 760276105	13G	Page 3 of 7 Pages

Item 4.  Ownership.

All ownership information reported in this Item 4 is as of December 31, 2015.

Axar Capital Management, LP, Axar GP, LLC and Andrew Axelrod

(a)	Amount beneficially owned: 5,038,992 [shares of Common Stock held for the account of Axar Master Fund, Ltd.]

(b)	Percent of class: 9.9% (based on 50,898,905 shares of Common Stock reported as outstanding as of November 4, 2015, according to the Issuer’s quarterly report on Form 10-Q, filed November 11, 2015.)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote : 0

(ii)	Shared power to vote or to direct the vote: 5,038,992

(iii)	Sole power to dispose or to direct the disposition of 0.

(iv)	Shared power to dispose or to direct the disposition of 5,038,992.

Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

See disclosure in Item 2 [and Item 4] hereof. Axar Master Fund, Ltd.is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See disclosure in Item 2 hereof.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

CUSIP No. 760276105	13G	Page 4 of 7 Pages

Item 10.  Certification.

The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/1/2016
Date

Axar Capital Management, LP

By: /s/ Andrew Axelrod
Signature

Sole Member of the General Partner of Axar Capital Management, LP
Name/Title

Axar GP, LLC

By: /s/ Andrew Axelrod
Signature

Sole Member
Name/Title

CUSIP No. 760276105	13G	Page 5 of 7 Pages

Andrew Axelrod

/s/ Andrew Axelrod
Signature

CUSIP No. 760276105	13G	Page 6 of 7 Pages

EXHIBIT INDEX

Page No.

Ex. 1	Joint Filing Agreement	7

CUSIP No. 760276105	13G	Page 7 of 7 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Republic Airways Holdings, Inc. dated as of January 29, 2016 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Axar Capital Management, LP

By: /s/ Andrew Axelrod
Signature

Sole Member of the General Partner of Axar Capital Management, LP
Name/Title

Axar GP, LLC

By: /s/ Andrew Axelrod
Signature

Sole Member
Name/Title

Andrew Axelrod

/s/ Andrew Axelrod
Signature